UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,
Herzliya 46140, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated May 22, 2012 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007, October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL Biopharmaceuticals Ltd. Extraordinary General Meeting Postponed Until May 29, 2012

Below is a summary English translation (from Hebrew) of a report by XTL Biopharmaceuticals Ltd.

Herzliya, Israel – May 22, 2012 – XTL Biopharmaceuticals Ltd. (TASE: XTL) (OTC: XTLBY) (hereinafter, “XTL”), announced today that its Extraordinary General Meeting (“EGM”) was postponed for one week in accordance with its articles of association due to the absence of a quorum. The postponed EGM will take place at Kantor and Co. Law Offices, 12 Abba Hillel Silver St., 8th floor, Ramat Gan, Israel at 10:30 AM Israel time on May 29, 2012.

Any proxy votes received at any time up to 48 hours prior to the postponed EGM will be included in the total votes counted for the EGM. Those shareholders who have a valid “proof of ownership”, or a letter of representation from the Bank of New York Mellon for an ADR owner, and attend the meeting in person will also be permitted to vote.

Contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080, Email: ir@xtlbio.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: May 22, 2012	By:	/s/ David Grossman
Name: David Grossman Title: Chief Executive Officer